# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paymentus Holdings, Inc., CIK 0001841156
CUSIP: 70439P108
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 11605 N. COMMUNITY HOUSE ROAD, SUITE 300, CHARLOTTE, North Carolina (NC), 28277
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001863465

## Reporting persons
- Accel-KKR Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 66,347,432; sole dispositive power 0; shared dispositive power 65,111,572; aggregate amount beneficially owned 66,347,432 (64% of the class)
  Comment: The reported securities represent (i) 2,536,524 shares of Class A Common Stock ("Class A Shares"), (ii) 62,575,048 Class A Shares issuable upon conversion of an equal number of shares of Class B Common Stock ("Class B Shares"), and (iii) 1,235,860 Class A Shares underlying Class B Shares for which the Reporting Person holds a voting proxy ("Proxy Shares").
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- Accel-KKR Capital Partners CV III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,223,457; sole dispositive power 0; shared dispositive power 56,223,457; aggregate amount beneficially owned 56,223,457 (54.24% of the class)
  Comment: The reported securities represent (i) 2,401,460 Class A Shares and (ii) 53,821,997 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- Accel-KKR Growth Capital Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,360,317; sole dispositive power 0; shared dispositive power 2,360,317; aggregate amount beneficially owned 2,360,317 (2.28% of the class)
  Comment: The reported securities represent (i) 94,546 Class A Shares and (ii) 2,265,771 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- Accel-KKR Growth Capital Partners II Strategic Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 79,108; sole dispositive power 0; shared dispositive power 79,108; aggregate amount beneficially owned 79,108 (0.08% of the class)
  Comment: The reported securities represent 3,168 Class A Shares and 75,940 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- Accel-KKR Growth Capital Partners II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 932,455; sole dispositive power 0; shared dispositive power 932,455; aggregate amount beneficially owned 932,455 (0.9% of the class)
  Comment: The reported securities represent 37,350 Class A Shares and 895,105 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- Accel-KKR Members Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,806,574; sole dispositive power 0; shared dispositive power 2,806,574; aggregate amount beneficially owned 2,806,574 (2.71% of the class)
  Comment: The reported securities represent 2,806,574 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- AKKR Strategic Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,474,417; sole dispositive power 0; shared dispositive power 2,474,417; aggregate amount beneficially owned 2,474,417 (2.39% of the class)
  Comment: The reported securities represent 2,474,417 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- AKKR SC GPI HoldCo LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 235,244; sole dispositive power 0; shared dispositive power 235,244; aggregate amount beneficially owned 235,244 (0.23% of the class)
  Comment: The reported securities represent 235,244 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- Palumbo, Robert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,337,548; shared voting power 66,347,432; sole dispositive power 2,337,548; shared dispositive power 65,111,572; aggregate amount beneficially owned 68,684,980 (66.26% of the class)
  Comment: The reported securities represent (i) 2,536,524 Class A Shares, (ii) 64,912,596 Class A Shares issuable upon conversion of an equal number of Class B Shares, and (iii) 1,235,860 Class A Shares underlying the Proxy Shares.
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- Barnds, Thomas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,337,547; shared voting power 66,347,432; sole dispositive power 2,337,547; shared dispositive power 65,111,572; aggregate amount beneficially owned 68,684,979 (66.26% of the class)
  Comment: The reported securities represent (i) 2,536,524 Class A Shares, (ii) 64,912,595 Class A Shares issuable upon conversion of an equal number of Class B Shares, and (iii) 1,235,860 Class A Shares underlying the Proxy Shares.
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- KKR-AKI Investors L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,235,860; sole dispositive power 1,235,860; shared dispositive power 0; aggregate amount beneficially owned 1,235,860 (1.19% of the class)
  Comment: The reported securities represent 1,235,860 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 35,178,073 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's 10-Q filed May 7, 2025 as increased by (ii) 68,486,003 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

## Item 1. Issuer
Name of issuer: Paymentus Holdings, Inc.
Address of issuer's principal executive offices: 11605 N. Community House Road, Suite 300 Charlotte, NC, 28277

## Item 2. Person Filing
Name of person filing:
(i) Accel-KKR Holdings GP, LLC
(ii) Accel-KKR Capital Partners CV III, LP
(iii) Accel-KKR Growth Capital Partners III, LP
(iv) Accel-KKR Growth Capital Partners II Strategic Fund, LP
(v) Accel-KKR Growth Capital Partners II, LP
(vi) Accel-KKR Members Fund, LLC
(vii) AKKR Strategic Capital LP
(viii) AKKR SC GPI HoldCo LP
(ix) Palumbo, Robert
(x) Barnds, Thomas
(xi) KKR-AKI Investors L.L.C.
Address of principal business office or, if none, residence:
c/o Accel-KKR
2180 Sand Hill Road, Suite 300,
Menlo Park, CA 94025.
Citizenship: See responses to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

Accel-KKR Fund Holdings

The aggregate 66,347,432 Class A Shares, representing 64.00% of the outstanding Class A Shares, which are reported as beneficially owned in this Statement are held as follows:

Accel-KKR Capital Partners CV III, LP ("CV III") directly holds 2,401,460 Class A Shares and 53,821,997 Class B Shares, convertible into an equal number of Class A Shares with no expiration date. AKKR Fund III Management Company CV, LP ("CV III GP") is the sole general partner of CV III.

Accel-KKR Growth Capital Partners III, LP ("GC III") directly holds 94,546 Class A Shares and 2,265,771 Class B Shares. AKKR Growth Capital Management Company III, LP ("GC III GP") is the sole general partner of GC III.

Accel-KKR Growth Capital Partners II Strategic Fund, LP ("GC II Strategic") directly holds 3,168 Class A Shares and 75,940 Class B Shares. AKKR Growth Capital Management Company II, LP ("GC II GP") is the sole general partner of GC II Strategic.

Accel-KKR Growth Capital Partners II, LP ("GC II") directly holds 37,350 Class A Shares and 895,105 Class B Shares. GC II GP is the sole general partner of GC II.

Accel-KKR Members Fund, LLC ("Members Fund") directly holds 2,806,574 Class B Shares. AKKR Management Company, LLC ("UGP") is the sole managing member of Members Fund.

AKKR Strategic Capital LP ("SC") directly holds 2,474,417 Class B Shares. AKKR Strategic Capital GP ("SC GP") is the sole general partner of SC.

AKKR SC GPI HoldCo LP ("SC GPI" and collectively with CV III, GC III, GC II Strategic, GC II, Members Fund, and SC, the "Accel-KKR Funds") directly holds 235,244 Class B Shares.

UGP has voting rights with respect to the 1,235,860 KKR-AKI Proxy Shares (described below).

Robert Palumbo directly holds 2,337,548 Class B Shares. Thomas C. Barnds directly holds 43 Class B Shares and holds an additional 2,337,504 Class B Shares through a trust.

UGP is the sole general partner of CV III GP, GC III GP, GC II GP, SC GP and SC GPI. Accel-KKR Holdings GP, LLC ("Topco GP") is the sole managing member of UGP. Thomas C. Barnds and Robert Palumbo are the sole two directors and members of Topco GP. AKKR Fund II Management Company, LP (the "Management Company") is the sole management company of each of the Accel-KKR Funds, and UGP is the general partner of the Management Company. Consequently, as a result of the ownership and relationships described in the above bullet points, Mr. Barnds, Mr. Palumbo, CV III GP, GC III GP, GC II GP, SC GP, UGP, Topco GP and the Management Company may be deemed to have shared voting and dispositive power over the shares held by the Accel-KKR Funds.

KKR-AKI Proxy Shares

KKR-AKI Investors L.L.C. ("KKR-AKI") directly holds 1,235,860 Class B Shares. Pursuant to a Distribution and Voting Agreement, dated as of February 13, 2012, KKR-AKI is subject to a voting agreement with respect to the shares of Class B common stock that it holds in the Issuer and has granted UGP a proxy and attorney-in-fact, with full power of substitution, to vote all of its shares as required by such voting agreement if KKR-AKI does not comply with the terms thereof. As a result, UGP may be deemed to beneficially own such shares.

Stockholders Agreement

Pursuant to a Stockholders Agreement, dated as of May 24, 2021, as filed as Exhibit 10.1 to the Form 8-K filed May 28, 2021 (the "Agreement"), among (i) the Issuer, (ii) the Accel-KKR Funds, (iii) KKR-AKI, (iv) Dushyant Sharma and his related trusts and affiliates ("Sharma," together with the Accel-KKR Funds and KKR-AKI, the "Investor Parties"), the Investor Parties have agreed to certain voting arrangements, and therefore the Reporting Persons may be deemed to be part of a "group" pursuant to Rule 13d-3(a) with the Sharma Investors. Such "group" would be deemed to beneficially own an aggregate of 93,658,421 Class A Shares or 74.16% of the Issuer's outstanding Class A Shares calculated pursuant to Rule 13d-3(d). The Reporting Persons expressly disclaim membership in any such "group" and disclaim beneficial ownership of, and the responses to Items 5 through 9 of the cover pages to this Schedule 13G do not reflect, any securities that the Reporting Persons may be deemed to beneficially own solely by reason of the Agreement, which securities are separately reported on a Schedule 13G filed by Sharma.
Percent of class: See responses to Item 11 on each cover page hereto and the information set forth in Item 4(a) above.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page hereto.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Accel-KKR Holdings GP, LLC: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (05/14/2025)
- Accel-KKR Capital Partners CV III, LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (05/14/2025)
- Accel-KKR Growth Capital Partners III, LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (05/14/2025)
- Accel-KKR Growth Capital Partners II Strategic Fund, LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (05/14/2025)
- Accel-KKR Growth Capital Partners II, LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (05/14/2025)
- Accel-KKR Members Fund, LLC: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (05/14/2025)
- AKKR Strategic Capital LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (05/14/2025)
- AKKR SC GPI HoldCo LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (05/14/2025)
- Palumbo, Robert: /s/ Thomas C. Barnds, as Attorney-in-Fact, Robert Palumbo (05/14/2025)
- Barnds, Thomas: /s/ Thomas C. Barnds, Thomas C. Barnds (05/14/2025)
- KKR-AKI Investors L.L.C.: /s/ Leonardo Colello, Leonardo Colello/Manager (05/14/2025)
Comment: 24 Power of Attorney for Robert Palumbo, dated May 25, 2021 (incorporated herein by reference to Exhibit 24 to the filing by Robert Palumbo on Form 3 for Paymentus Holdings, Inc., filed with the Securities and Exchange Commission on May 25, 2021)

99.1 Joint Filing Agreement, dated as of February 14, 2025 by and among Accel-KKR Holdings GP, LLC, Accel-KKR Capital Partners CV III, LP, Accel-KKR Growth Capital Partners III, LP, Accel-KKR Growth Capital Partners II Strategic Fund, LP, Accel-KKR Growth Capital Partners II, LP, Accel-KKR Members Fund, LLC, AKKR Strategic Capital LP, AKKR SC GPI HoldCo LP, Thomas C. Barnds, and Robert Palumbo (incorporated by reference to Exhibit 99.1 to the amendment filing on Schedule 13G for Paymentus Holdings, Inc. filed with the Securities and Exchange Commission on February 14, 2025).